ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2006

Dated: March 1, 2007

-i-

ITEM 1:                PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 1, 2007, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2006, being the date of the Company’s most recently audited financial year end.

Incorporation of Other Information

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF. The documents listed below are not contained within, nor attached to this AIF. The documents may be accessed by the reader at the following locations:

Document Type as referenced on SEDAR	Date Filed on SEDAR	Location of Document
Audited Annual Financial Statements and MD&A (For the period ending December 31, 2006)	March 1, 2007	www.sedar.com www.augustaresource.com
Mineral Resource Estimate, Revised Technical Report for the Rosemont Deposit, Pima County, Arizona, USA, dated April 21, 2006	April 26, 2006	www.sedar.com www.augustaresource.com

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described below under “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

ITEM 2:                CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2300 – Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC, V7X 1J1. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), Securities Act (Manitoba) and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission, Manitoba Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

In April of 2003, the Company consolidated its issued and outstanding shares on a three for one basis with no name change. The consolidation was undertaken to assist in accessing financing.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the American Stock Exchange (“AMEX”) both under the symbol “AZC”. The listing on these two senior stock exchanges was undertaken as part of the Company’s strategy to provide greater visibility and liquidity to the Company’s stock in North America. In addition, the Company commenced trading of its common shares on the Frankfurt Stock Exchange (“FWB”) on September 14, 2006, under the symbol “A5R”. The TSX listing commenced August 10, 2006 as the Company graduated from the TSX Venture Exchange. The AMEX listing commenced November 30, 2006.

The Company has an unlimited number of common shares without par value authorized. At February 28, 2007, there were 72,749,067 shares issued and outstanding.

Subsidiaries

The Company’s only material subsidiary is Augusta Resource (Arizona) Corporation that was incorporated under Arizona law on April 8, 2005, of which the Company holds all of its outstanding shares.

ITEM 3:                GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Most of 2003 was spent attempting to acquire mineral exploration properties to complement the Company’s interests held in the Coronation Diamond District located in Nunavut, Canada. During 2003, the Company raised $346,500 of which $195,000 was through the issue of flow-through shares, providing the ability to undertake the initial work expenditures on certain properties comprising over 240,000 acres. Results of the initial work program did not prove favourable and no further work was recommended. The agreement with respect to the properties was terminated and the Company wrote-off the costs, effective June 30, 2004.

The Company also had four separate option agreements to acquire working interests of 10% and 20% for four properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region. Various third party exploration companies (“Optionees”) were provided an option to earn their interest by completing work over a 3 to 4 year period providing the Company a carried interest in these properties pending the Optionee’s earning their interest. However, to date, the Optionees have not supplied the Company with reports of work performed on these properties. In addition, as interest in the exploration area has diminished, the Company does not plan on conducting any work on these properties. The Company wrote off the remaining costs, effective December 31, 2005.

In December of 2004, the Company announced it had entered into a purchase agreement to acquire the Mount Hamilton gold project, located in White Pine County, Nevada. On April 20, 2005, the Company executed a Share Purchase Agreement (the “Share Purchase Agreement”) with Diamond Hill Investment Corp. to acquire 100% interest in the Mount Hamilton project by purchasing 100% of the shares (the “Purchased Shares”) of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., the holder of the Mount Hamilton property. The terms of the acquisition were US $3.6 million payable with US $3,000,000 in cash payable over a two year period and 3,750,000 units. The units had a deemed value of US $0.16. Each unit consisted of one share and one warrant. Each warrant entitles the holder to purchase one common share at US $0.16 for a period of two years expiring on May 6, 2007. Forty-two percent (42%) of the Purchased Shares are subject to an Escrow Agreement and will be released in conjunction with the payment of the final amount outstanding payable pursuant to the Share Purchase Agreement. The Company also assumed an underlying Net Smelter Royalties (“NSR”) and minimum advance royalty payments. Prior to commencement of commercial production the Company will pay minimum advance royalty payments of US$100,000 per annum commencing November 19, 2005 and continuing until November 19, 2010, when the annual payment amount increases to US$300,000. Upon commencement of commercial production, the Company will pay a base rate of 3% NSR, subject to increase whenever the price of gold is greater than US$400 per ounce.

On January 24, 2005, the Company announced it had entered into an option agreement to acquire the Shell Deposit, a molybdenum-gold property in White Pine County, Nevada, located approximately 1,000 meters from the Mount Hamilton property. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5% for a cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on the first anniversary increasing by $20,000 per year until production commences.

In March 2005, the Company entered into an option agreement to acquire the Lone Mountain, copper-zinc-silver property in New Mexico. The Company acquired a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, and minimum exploration commitments over a three-year period. On May 15, 2006 the Company announced that after a detailed geological assessment that it would not be pursuing its option to purchase the Lone Mountain project. Capitalized costs totalling $320,183 were written-off in the second quarter of 2006.

Under an option agreement (the “Option Agreement”) dated April 18, 2005 with Rosemont Ranch, LLC, Lazy Y I Ranch, LLC, TWW Investments, LLC, DAS holdings, LLC, Habibi LLC and West Santa Rita Land, LLC, the Company secured the right to purchase a 100% working interest in the Rosemont property, subject to a 3% NSR, for an aggregate cash payment of US $20,800,000 payable over a three-year period. On June 1, 2005, the Company made the first option payment of $US 6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering, described below, to pay the remaining payments of US $13,733,582 owing under the option agreement, after adjusting for early payment provisions, for total aggregate payments of US $20,400,248, and thereby acquired a 100% ownership interest in the Rosemont Property, subject to the 3% net smelter royalty referred to above.

During 2005, the Company raised approximately $17 million in gross proceeds through private placements and a convertible debenture (the “Debenture”) to complete the initial cash payments and work expenditures for the Rosemont, Mount Hamilton, Lone Mountain and Shell projects. On June 1, 2005 the Company issued the Debenture in the amount of $6,000,000 convertible into 2,181,818 common shares of the Company at a price of $2.75 per share bearing interest at a rate of 9% annually, repayable in cash or shares at the option of the Company. In connection with the Debenture, the Company issued a bonus of 363,363 common shares at a deemed value of $3.30 per common share to the Debenture holder and a bonus of 218,181 common share purchase warrants each exercisable for one common share at an exercise price of $2.75 per common share at any time prior to June 14, 2006. On November 17, 2005, the Company amended the terms of the Debenture to allow for repayment of the first repayment of $3,000,000 in cash and common shares and subsequently paid the holder of the Debenture $1,620,000 in cash (including $270,000 interest) and issued 1,500,000 common shares valued at $1.10 per share. The Company also issued 750,000 warrants (the “Additional Warrants”) to the holder of the Debenture, as consideration for agreeing to amend the terms of the Debenture. Each Additional Warrant is exercisable to acquire a common share of the Company at a price of $1.44 per share for a period of one year from the date of issue, subject to an accelerated exercise provision.

As the Company was advancing its projects through the development process additional mining management expertise was required and the Company hired a new President & Chief Executive Officer, VP Exploration and VP Projects and Environment. These positions are all based in Colorado. Gil Clausen, the President & Chief Executive Officer and Mike Clarke, VP Exploration commenced their engagements in April 2005. In September 2005, James Sturgess was hired as VP Projects and Environment.

In 2006, the Company raised $37,100 (2005 - $46,250) from the exercise of stock options and $3,587,759 (2005- $1,130,916) from the exercise of warrants. During the year ended December 31, 2004 the Company did not raise any funds from the exercise of stock options or warrants.

On March 17, 2006, the Company announced the closing of an offering of 23,210,000 special warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant for aggregate gross proceeds to the Company of $44,099,000 (the “Special Warrant Offering”). Each Special Warrant entitles the holder thereof to acquire, without the payment of additional consideration and subject to adjustment, one share and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share of the Company at a price of $3.10 per share until March 17, 2007 and thereafter at a price of $4.10 per share until March 17, 2008.

On April 27, 2006, the Company received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006, qualifying the distribution of the 23,210,000 common shares, 11,605,000 common share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the Special Warrant Offering.

In consideration for the services performed by the sales agents in connection with the Special Warrant Offering, the Company paid the agents a cash commission equal to 6% of the gross proceeds amounting to $2,645,940. In addition, the agents were issued non-transferable agents’ Special Warrants equal in number to 6% (1,392,000), of the number of Special Warrants. Each agents’ warrant will entitle the holder thereof to purchase a common share of the Company at a price of $3.10 per share until March 17, 2006 and thereafter at a price of $4.10 per share until March 17, 2008.

The net proceeds of the Special Warrant Offering were used to finance the purchase of 100% of the Rosemont property located in Pima County, Arizona, to complete a NI 43-101 compliant feasibility study on the Rosemont property, to advance permitting at the Rosemont deposit, to retire the balance of $3,000,000 plus interest on the Company’s Debenture and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mount Hamilton, Shell and Lone Mountain properties.

In August, the Company commenced a feasibility study on Rosemont. M3 Engineering and Technology Corporation of Tucson, Arizona was awarded the contract for the feasibility study after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP Metallurgical Operations and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations. With the increase in Company activities in 2006, Augusta also hired a number of individuals for the corporate office in Vancouver. This included a new Chief Financial Officer (Mr. Bruce Nicol) and Controller (Ms Tracey Brix-Nielsen) as well as an Investor Relations Manager (Marlo Hamer-Jackson). The individuals added to the team have many years of professional experience in the international mining industry.

Throughout the year, the Company also continued activities on its Mount Hamilton and Shell Deposit properties in Nevada. The Company commenced a pre-feasibility study at Mount Hamilton to evaluate development of the Centennial gold deposit as well as a 3,000-meter phase I exploratory drilling program on the Shell molybdenum/tungsten deposit.

For anticipated business activities in 2007 refer to detailed discussion in the “Mineral Projects” section below.

ITEM 4:                NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and, if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory stage and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont property located in Pima County, Arizona.

The Company depends on equity capital to finance its activities.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, logistical planning and implementation of exploration programs and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, particularly skilled and experienced contract drilling personnel, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. It is possible, however, that delays or increased costs may be experienced in order to proceed with its planned business activities during the current period.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in the US.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental

The Company’s properties are up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Company’s properties reach a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production for its properties.

Employees

As at December 31, 2006, the Company had nine employees in the Vancouver, British Columbia office and six employees in the Glendale, Colorado office. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. The nine Vancouver office employees also have responsibilities with other publicly traded companies. The Company only pays a pro-rata portion of the costs of these employees.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations for the year ending December 31, 2006. We incurred losses from operations of $6,659,591, $5,337,837 and $866,057 for the years ended December 31, 2006, 2005 and 2004, respectively and have accumulated losses of $22,142,776.

Our efforts to date are focused on acquiring and exploring mineral properties. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

We will require additional capital to fund our business plans.

As of December 31, 2006, we had a working capital of $6,760,921. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. Although we anticipate the current cash balance will provide us with sufficient funding to complete the feasibility study, our planned activities for the year anticipate expenditures significantly in excess of our current cash reserves. We will require additional capital to fund our business activities, including exploration and development expenditures and property payments. Management’s current plan, assuming Board of Directors’ approval of the Rosemont feasibility study and the continued development of the Rosemont property, would require approximately $20 million additional funding post development decision for 2007. Such funding may not be available on commercially acceptable terms or at all. In such instance we may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

We have historically depended on distributions of our securities to fund our working capital and funding requirements.

Historically, the principal source of funds available to us has been through the sale of common shares. During the years ended December 31, 2006, 2005 and 2004, we raised approximately $47,724,000, $11,220,000 and $1,580,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to our existing shareholders.

In addition, as at December 31, 2006, we had 4,801,167 common share purchase options outstanding at an average exercise price of $1.76 of which 1,573,667 were fully vested and 18,947,600 purchase warrants at an outstanding average exercise price of $2.51. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2006. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals labour, wages, mine safety and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the conduct of exploration programs. We are currently planning or conducting exploration and deposit definition drilling on two of the properties. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;
  availability of exploration permits;
  the quality of our management and our geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

We may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources are only estimates which may be unreliable.

Although the mineralized material figures included or referenced in this AIF have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that any specified level of recovery of copper, molybdenum, silver, gold or other mineral from mineralized material will in fact be realized or that any of our properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves, if any, and grades must be considered as estimates only.

Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the US on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that we may not be insured against or for clean up work that may not be insured.

Our stock price is subject to volatility.

During the year ended December 31, 2006, our share price ranged from $1.23 to $3.10 per share, first on the TSX Venture Exchange then commencing August 10, 2006 on the TSX Exchange. On November 30, 2006 the Company commenced trading on AMEX, the price range during 2006 was from US $1.89 to US $2.32. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, commodity prices, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives: Gil Clausen, President; Mike Clarke, VP Exploration; James Sturgess, VP Projects and Environment; Lance Newman, VP Metallurgical Operations and Richard Warke, Chairman,. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage its exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

Our officers and directors may have potential conflicts of interest.

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We provide indemnity and protection to our directors and officers.

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment ...”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

               In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Mineral Projects

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property

The Company entered into an Option Agreement dated April 18, 2005 with Rosemont Ranch, LLC, Lazy Y I Ranch, LLC, TWW Investments, LLC, DAS holdings, LLC, Habibi LLC and West Santa Rita Land, LLC for the right to purchase a 100% working interest in the Rosemont property, Pima County, Arizona, US (which includes patented and unpatented claims, fee land and surface grazing rights), subject to a 3% NSR, for cash payment of US$20,800,000 payable over a three year period. On June 1, 2005, the Company made the first option payment of US $6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering to pay the remaining payments of US $13,733,582 owing under the Option Agreement, after adjusting for early payment provisions, for total aggregate payments of US $20,400,248, and thereby acquired a 100% ownership interest in the Rosemont property, subject to the 3% NSR referred to above.

Rosemont Property Technical Report Summary

The following information on the Rosemont property is a summary taken from a technical report dated April 21, 2006 entitled “Mineral Resources Estimate – Revised Technical Report for the Rosemont Deposit, Pima County, Arizona” (the "Rosemont Technical Report"). The principal author responsible for the overall preparation of the Rosemont Technical Report is William L. Rose, P.E., a "Qualified Person", as such term is defined in National Instrument 43-101 ("NI 43-101"), and other contributors to the Rosemont Technical Report include: Michael Clarke, PhD (non-independent), Michael Pawlowski, MSc, James A. Sturgess (non-independent) and Shea Clark Smith, P.G., MSc, each a Qualified Person and Donald Elkin, BS Geological Engineering and Donald Podobnik, who are not Qualified Persons. Additional details regarding the Rosemont property may be obtained from the Rosemont Technical Report which is incorporated by reference into this AIF and is available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

The Company completed a 15-hole, 8,352 meters diamond drilling program on the Rosemont copper/ molybdenum/silver (“Cu-Mo-Ag”) deposit, located approximately 50 kilometers southeast of the city of Tucson, Arizona. The results of this drilling have been integrated with approximately 56,100 meters of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in the 2006 Rosemont Technical Report.

The Rosemont deposit is the principal known mineral deposit on the Rosemont property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 6,026 hectares.

The Rosemont deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern US deposits in this class, Rosemont consists of large scale skarn mineralization developed in Palaeozoic-aged carbonate sedimentary rocks around their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using predominantly diamond core holes.

A block model of the Rosemont deposit was constructed using MEDSystem® software and geologic plan maps and cross sections developed by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-ft composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to Canadian National Instrument 43-101 standards. The modeling and mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian NI 43-101.

Measured and indicated mineral resource estimates for the Rosemont deposit are summarized in Tables 3.1 and 3.2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 3.3. Inferred mineral resource estimates are shown in Table 3.4. Imperial units are used in these estimations, where tons refer to short tons (2000 lbs). Copper equivalent (CuEq) values are based on three-year trailing average prices of $1.25/lb Cu and $18.00/lb Mo, with no applied recovery factors.

Table 3.1: Measured Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	94,000 87,000 80,000	0.55 0.58 0.60	0.015 0.015 0.015	0.77 0.79 0.82	1,040 1,000 970	28 26 24	1,440 1,380 1,310

* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.2: Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	348,000 311,000 277,000	0.50 0.54 0.57	0.015 0.016 0.016	0.72 0.77 0.80	3,500 3,350 3,160	104 100 90	5,010 4,800 4,450
* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.3: Total Combined Measured and Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	442,000 398,000 357,000	0.51 0.55 0.58	0.015 0.016 0.016	0.73 0.78 0.81	4,540 4,350 4,130	132 126 114	6,450 6,180 5,760
* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Table 3.4: Inferred Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	145,000 116,000 96,000	0.45 0.51 0.56	0.015 0.016 0.017	0.67 0.74 0.80	1,300 1,170 1,070	43 37 33	1,930 1,710 1,540
* Equivalency based on prices of $1.25/lb Cu and $18/lb Mo with no applied recovery factors.

Augusta’s drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 442 million tons of measured and indicated material grading 0.51% Cu at a 0.20% Cu cutoff. An additional 145 million tons of inferred mineral resources are estimated at a grade of 0.45% Cu using the same cutoff. Augusta’s drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Additional potential for such conversion still exists as evidenced by the 145 million tons of estimated inferred resources.

WLRC and the other qualified persons who worked on this study recommended that Augusta proceed with a calculation of mineral reserves and the completion of a prefeasibility study of the Rosemont project. These evaluations should include the possible treatment of low-grade oxide mineralization to supplement traditional sulfide milling and concentration.

Additional Exploration and Development Activity at the Rosemont Property

Following up on the new resource estimate, the Company commenced a 20,000-meter drill program during the latter part of the second quarter with emphasis on moving inferred resources into the measured and indicated category. The drill program and a concurrent program of re-logging and re-assay of historic drill core will define potential oxide copper zones and quantify a silver resource for the deposit, in addition to upgrading the sulfide copper-molybdenum resource.

In early May, the Company announced positive results from metallurgical test work that would impact production and process techniques at Rosemont. The new findings had a major positive impact on flow sheet design and the financial performance of the project. The Preliminary Assessment and Economic Evaluation for the Rosemont Deposit (the “PA”) was filed on SEDAR in June 2006. The Company believes that it demonstrates that the Rosemont Cu/Mo/Ag deposit could be developed as a low cost open pit mine with potentially robust project economics. With the project economics noted in the PA and the continued buoyant market for these strategic metals, management decided to move the Rosemont project to full feasibility study and awarded the contract to M3 Engineering in early August.

The planned mine operations at Rosemont will incorporate water-miser design principles and are expected to use less than 5,000 acre-feet per year, approximately one third the water consumption of similar sized operations in Arizona. The Company obtained a sustainable water supply source for Rosemont when it signed two contracts with the Central Arizona Water Conservation District (“CAWCD”) in June. The purchase contract allows Augusta to become a water user in the CAWCD system, allowing the Company to request up to 10,000 acre-feet of water per year for the five-year term of the contract. The storage contract allows the Company to store the water in the Pima Mine Storage and Retrieval Facility in Pima County, Arizona. The pre-stored water will accumulate in a water-bank account to offset groundwater removed from the aquifer once mine operations begin on the Rosemont property.

In late 2006, Augusta signed additional storage contracts with the CAWCD allowing storage of Central Arizona Project canal system (“CAP”) water at two additional storage and retrieval facilities within the Santa Cruz basin. In accordance with the CAWCD purchase contract, Augusta agreed to purchase an initial 10,000 acre-feet of water in early 2007. At the same time the Company also agreed to purchase an available surplus of 5,000 acre-feet of water. The total amount of 15,000 acre-feet will be stored in the three specified storage facilities, and is enough to carry the operation through its first three to four years of production.

The Company also filed Rosemont’s initial Plan of Operations with the US Forest Service in July. Stakeholder response to this document is being used to modify the on-going feasibility study, and a final comprehensive Plan of Operations will be filed when the feasibility study is complete. This plan will be the basis for permitting after review under the National Environmental Policy Act (“NEPA”), a process managed by the US Forest Service.

With five drill rigs on the property, the Company was pleased to complete the 20,000-meter drill program in late September. Initial assay results were announced in July, followed up by more results in September. After the remaining assays had been processed in the first half of the fourth quarter, the full set of drill results was published in early December. Highlights of oxide results included 70 meters at 0.55% Cu from a 6 meter depth, 79 meters at 0.40% Cu from a 19 meter depth, and 78 meters at 0.50% Cu from surface. Notable sulfide results included 89.9 meters at 1.0% Cu - 0.02% Mo - 6.4 g/t Ag; 105.2 meters at 0.99% Cu - 0.02% Mo - 7.2 g/t Ag; 260.6 meters at 0.81% Cu - 0.02% Mo - 5.5 g/t Ag; and 172 meters at 0.91% Cu - 0.01% Mo - 5.4 g/t Ag. For a detailed table of drill results, please refer to the news release dated December 1, 2006 at www.augustaresource.com.

After publishing the final drill results from the 20,000-meter drill program in December, Augusta expects to publish an updated resource statement in early March 2007. While the statement was originally scheduled for completion before the end of the year, third party assay processing delays have impacted the completion date.

The Company continues to work with consultants to advance the feasibility study, which is now expected for completion in the second quarter as a result of the delay in completing the updated resource statement. Metallurgical test work has largely been completed, and engineering is now 90% complete. The feasibility study will evaluate the project economics associated with processing sulfide ores as well as oxide copper processing.

Note on Pima County Opposition

In January 2007, the Pima County Board of Supervisors passed a resolution opposing the development of mineral resources at Rosemont. This was done prior to Augusta’s completion of its final feasibility study and comprehensive Plan of Operations, which will be filed in the second quarter of 2007. The County also requested that all public land in the County be considered for withdrawal from mineral entry, and questioned the validity of Augusta’s mining claims. In February 2007, the US Forest Service responded to the Pima County Administrator’s request to challenge the validity of Augusta’s mining claims for the Rosemont deposit. In the public letter, Forest Supervisor Jeanine A. Derby states the following:

“Your argument for claim validity challenge was based primarily on the fact that the company intends to use many of the claims for mill tailings and waste rock placement. I have received opinions on this topic from our Office of General Counsel and also from our Regional Geologist in Albuquerque. Both opinions state that it is not common practice, nor is it Forest Service policy, to challenge mining claim validity, except when a) proposed operations are within an area withdrawn from mineral entry, b) when a patent application is filed, and c) when the agency deems that the proposed uses are not incidental to prospecting, mining, or processing operations. This last category includes such management concerns as illegal occupancy or use of mining claims for non-mining or non-mineral processing purposes.

For operations proposed in accordance with our regulations, and where the above situations do not exist, there is no basis for pursuing a validity exam. The placement of waste rock and mill tailings on the Forest are considered to be activities connected to the mining and mineral processing per regulation 36CFR228 subpart A, and as such they are authorized activities regardless of whether they are on or off mining claims.

I appreciate your interest in protecting the environment. I have the same interest and will be giving particular attention to having an effective design for mine reclamation when we address the mine operating plan.”

The Company notes that the permits and permit review procedures to develop Rosemont are the responsibility of federal and state agencies. These procedures are well developed and allow for public and County input, however the County does not have jurisdiction over mining. The Company remains committed to work with local groups and officials in order to provide for the most effective design and mitigation of impacts. The Company is advancing a very progressive plan that considers conservation/open land protection, water protection, water miser design, advanced reclamation technologies and minimal viewscape impairment.

Concurrent with completing the feasibility study at Rosemont, the Company is preparing a detailed and comprehensive Plan of Operations for submission to the US Forest Service in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

The US Forest Service is the official agency in charge of leading the process of reviewing potential project impacts and identifying relevant mitigation plans resulting from the Plan of Operations. As such, the US Forest Service is responsible for issuing the final EIS and “Record of Decision” after pubic review and comment. These documents and findings are then considered by other federal and state agencies as they review the permits required to initiate mineral development on the property.

It normally takes anywhere from 12 to 18 months to complete the draft EIS and the initial public review process. Another three to six months are typically required to respond to public comments and prepare the final EIS, after which the US Forest Service will issue a “Record of Decision” either approving the plan or providing recommendations for modifications to the plan. Subsequent to the “Record of Decision”, the Company will file a final Plan of Operations (incorporating any necessary modifications). It is then that permits would be issued allowing the Company to commence construction. Upon completion of this process, Augusta expects to receive approval to construct the mine in 2009 and to produce copper at Rosemont in 2010.

With approximately $10 million in cash on hand as at December 31, 2006, the Company has commenced discussions with various financial intermediaries in preparation for an expected release of a positive feasibility study and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to initially secure sufficient funding to cover expenditures through to the expected completion of the permitting process.

Non-material Mineral Properties

Mount Hamilton and Shell Properties, Nevada

The Company announced the acquisition of the Mount Hamilton property located in Nevada in December 2004, and announced the option of the Shell Deposit property in January 2005. The Shell Deposit property is situated in close proximity to the Mount Hamilton property, approximately 50 kilometers west of Ely, Nevada.

The Mount Hamilton property contains a historical resource of gold, molybdenum, tungsten and copper and the Shell Deposit property contains a historical resource of molybdenum, gold and tungsten. Compilation of data from prior programs has been completed and an updated geological model developed.

An independent Technical Report was filed in March 2005, which identified a National Instrument 43-101 compliant resource of 309,000 ounces Au in an indicated resource of 6.7 million tonnes of 1.31 g/t gold ounces, using a cut-off grade of 0.078 g/t gold. Mineralization appears to be open in several directions, and potentially amenable to open pit mining. On May 11, 2006, the Company announced it had retained Pincock, Allen & Holt, to conduct a pre-feasibility study at Mount Hamilton. The study is evaluating the development of the Centennial Deposit as an open-pit heap leach gold mine. The study is being expanded to assess run of mine heap leaching methods. Additional metallurgical testing will be required to quantify grade/recovery characteristics of run of mine leach versus crushed ore, therefore final study results are not expected until the fourth quarter 2007.

Also in May, the Company announced a 3,000-meter Phase I Exploratory Drilling Program at the Shell Deposit. The drilling program commenced in August. The Shell Deposit property contains a historical resource of molybdenum, gold and tungsten, including 469,157 tonnes of 7.4 g/t gold. Compilation of data from prior programs has been completed and an updated geological model developed. To date the Company has completed three drill holes, and final assay results are pending.

Lone Mountain Property, New Mexico

On May 15, 2006 the Company announced that after completing a detailed geological assessment, the Company has elected not to pursue its option to purchase the Lone Mountain project located in Grant County, south western New Mexico.

The Company will continue to fund its operations as it has in the past by way of equity financings and other means that are available in the market place to make its property acquisition and option agreement payments, for exploration and development expenditures on its properties and for working capital and overhead purposes on an ongoing basis as required.

ITEM 5:                DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:                DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2006 there were 72,749,067 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

ITEM 7:                MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX and AMEX. The graduation of the Company from the TSX Venture Exchange to the TSX occurred on August 10, 2006 and the AMEX listing occurred on November 30, 2006. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX Venture Exchange and TSX.

High and Low Prices and Volume for Fiscal 2006
Period	High	Low	Volume
December 2006	2.65	2.25	3,171,000
November 2006	2.61	1.93	4,702,400
October 2006	2.47	2.00	4,411,800
September 2006	2.30	1.70	2,965,100
August 2006	2.10	1.76	2,512,100
July 2006	1.98	1.65	2,827,,500
June 2006	2.22	1.60	5,249,200
May 2006	2.99	1.91	4,923,900
April 2006	3.10	2.15	4,585,100
March 2006	2.28	1.89	3,178,048
February 2006	2.32	1.72	3,462,740
January 2006	2.38	1.23	4,358,834

For the period that Augusta traded on AMEX, from November 30, 2006 until year end, the range of share prices was US $1.89 to US $2.32 with a volume of 2,893,300 shares.

The following table provides each class of the Company’s securities that was outstanding but not listed or quoted on a marketplace as at December 31, 2006:

Type of Security	Number Outstanding	Exercise or Conversion Price	Expiry Date
Stock Options	66,667 104,500 450,000 125,000 100,000 2,035,000 86,000 150,000 730,000 539,000 365,000 50,000	$0.33 $0.10 $2.05 $1.96 $2.30 $1.56 $2.07 $1.55 $2.07 $2.20 $1.78 $1.90	May 14, 2007 November 15, 2009 March 28, 2010 April 13, 2010 June 23, 2010 August 22, 2010 August 22, 2010 September 28, 2010 April 11, 2011 May 15, 2011 August 2, 2011 August 8,2001
Warrants	3,750,000 12,997,600(1) 2,200,000	US$0.16 $3.10/$4.10 $3.00	May 6, 2007 March 17, 2007/2008 June 29, 2007

(1)	Each warrant entitles the holder to acquire one common share of the Company at a price of $3.10 per share until March 17, 2007 and thereafter at a price of $4.10 per share until March 17, 2008.

As of the date of this AIF 4,801,167 options were outstanding of which 1,573,667 were fully vested and exercisable. Each of the Company’s options is exercisable for one common share.

As of the date of this AIF there were 18,947,600 warrants outstanding, each exercisable for one common share of the Company.

ITEM 8:                DIRECTORS AND OFFICERS

Name, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date Appointed as Officer	Date Appointed as Director
Donald B. Clark Richmond, BC, Canada

VP Administration and Director of the Company and VP Administration and Director of Sargold Resource Corporation, President and CEO and Director of Wildcat Silver Corporation and Ventana Gold Corporation, mineral exploration and development companies.

		June 21, 2002	February 1, 1996
Gil Clausen Denver, CO, USA

President, CEO and Director of the Company; Executive VP of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005.

		April 18, 2005	March 28, 2005
W. Durand Eppler(1) (2) (3) Denver, CO, USA

Director of the Company; CEO of Sierra Partners, LLC since April 2005 and President of New World Advisors, LLC since August 2004. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies. Since July 2005, Chief Executive Officer of Coal International, Plc, a London (AIM) listed company with global coal operations and investments. VP of Newmont Mining Corporation between May 1995 and August 2004 and President of Newmont Indonesia between 1998 and 2001, each of which are mining companies.

		Not Applicable	June 15, 2005
Christopher M.H. Jennings(2) (3) Grand Cayman, Cayman Islands, BWI

Director of the Company; Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo, Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005; President and CEO of SouthernEra Resources Limited, a mineral exploration and development company, between April 1992 to April 2001.

		Not Applicable	April 2002
Michael A. Steeves(1) (2) Reno, Nevada, USA

Director of the Company; Currently a consultant to the base metal industry. VP Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation, a mining company, between October 1999 to June 2002.

		Not Applicable	June 8, 1999

Name, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date Appointed as Officer	Date Appointed as Director
Robert P. Wares(1) (3) Montreal, QC, Canada

Director of the Company, Chairman, Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006. He was President of Osisko from September 1998 to early 2006. Osisko is a Canadian junior exploration company holding interests in several properties located in Quebec, Canada and Brazil, South America.

		Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada	VP Corporate Development and Chairman of the Company and CEO and Chairman of Sargold Resource Corporation, a mineral exploration and development company.	February 1, 1996	February 1, 1996
Mike Clarke Lakewood, CO, USA

VP Exploration for the Company and Sargold Resource Corporation, a mineral exploration and development company; Manager, Exploration for First Quantum Minerals Ltd., a mining company, between July 2004 and April 2005; Director of Exploration for the Saudi Arabian Mining Company between October 1999 to June 2004.

		April 13, 2005	Not Applicable
Bruce B. Nicol Delta, B.C. Canada	Senior VP and CFO for the Company, VP & Controller Placer Dome March 1996 to May 2006	September 1, 2006	Not Applicable
Lance C. Newman Highlands Ranch, CO, USA	VP Metallurgical Operations for the Company; Refinery Manager for Stillwater Mining Company from March 1997 to August 2006	August 2, 2006	Not Applicable
James A. Sturgess Centennial, CO, USA	VP Projects and Environment for the Company; Senior Associate for Stantec Consulting Inc., an environmental consulting firm, between December 2000 and October 2005.	October 1, 2005	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the knowledge of the Company, the number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Company as a group as at the date of this AIF was 15,925,796 representing 21.89%.

Cease Trade Orders and Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this AIF has been, a director or officer of any other company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the other company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Richard W. Warke, the Chairman of the Company, is the President and Director of Cybercom Systems Inc. (“Cybercom”) and Donald B. Clark, VP Administration of the Company, is a Director of Cybercom. Cybercom was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. In addition, 2973090 Canada Inc., a Quebec based company, filed a motion with the Quebec Court dated August 18, 1997 to petition Cybercom (Augusta Metals Incorporated at the time) into bankruptcy. The case was heard November 5, 1997. The Court rendered judgement January 19, 1998, dismissing the plaintiff’s motion.

Michael Clarke, VP Exploration of the Company, was VP Exploration for Real del Monte Mining Corporation (“RMM”) between October 1997 and June 1999. Within a year after Mr. Clarke ceased to act in that capacity RMM announced insolvent liquidation. As a result RMM, was delisted from the exchanges it was then listed on. To the best of Mr. Clarke’s knowledge there were no charges of misconduct and the bankruptcy proceedings have come to conclusion.

Personal Bankruptcies

Other than as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Richard Warke filed a proposal (the “Proposal”) with the Official Receiver under the Bankruptcy and Insolvency Act on September 15, 1998. Despite filing the Proposal, by letter dated August 7, 2002 the TSX Venture Exchange confirmed that Mr. Warke is acceptable to act as a director of the Company.

Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement since December 31, 2000 that would likely be important to a reasonable investor in making an investment decision, with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors - Our officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9:                INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2006 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ending December 31, 2006 which is incorporated here by reference and available on SEDAR at www.sedar.com.

ITEM 10:              TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Trust Company of Canada, 510 Burrard Street - 3rd Floor, Vancouver, BC V6C 3B9, Canada.

ITEM 11:              MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business, there are no material contracts that have been entered into by the Company since the beginning of the Company’s most recently completed financial year or that are still in effect, other than as set out below:

1.              The Special Warrant Indenture dated March 17, 2006 entered into between the Company and Computershare Trust Company of Canada as described under the heading “General Development of the Business – Three Year History”.

2.              The Warrant Indenture dated as of March 17, 2006 entered into between the Company and Computershare Trust Company of Canada as described under the heading “General Development of the Business – Three Year History”.

ITEM 12:               INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7 provided an auditor’s report dated February 14, 2007, except as to Note 16(b) which is as of February 23, 2007, in respect of the Company's financial statements for the years ended December 31, 2006 and 2005.

(ii)

Mr. John A. Ajie of Washington Group International, Inc. was the principal author responsible for the overall preparation of the Preliminary Assessment and Economic Evaluation for the Rosemont Deposit, Pima County, Arizona, USA dated June 13, 2006;

(iii)	Mr. William L. Rose of WLR Consulting Inc., was a co-author of the Preliminary Assessment and Economic Evaluation for the Rosemont Deposit, Pima County, Arizona, USA dated June 13, 2006;

(iv)	Mr. James A. Sturgess was a co-author of the Preliminary Assessment and Economic Evaluation for the Rosemont Deposit, Pima County, Arizona, USA dated June 13, 2006;

(v)

Mr. William L. Rose of WLR Consulting Inc. was the principal author responsible for the overall preparation of the Mineral Resource Estimate, Revised Technical Report for the Rosemont Deposit, Pima County Arizona, USA (the “Revised Rosemont Technicial Report”) dated April 21, 2006.

(vi)	Michael Clarke, PhD was a co-author of the Revised Rosemont Technical Report dated April 21, 2006.

(vii)	Michael Pawlowski, MSc, was a co-author of the Revised Rosemont Technical Report dated April 21, 2006.

(viii)	James A. Sturgess was a co-author of the Revised Rosemont Technical Report dated April 21, 2006.

(ix)	Shea Clark Smith, P.G., MSc, was a co-author of the Revised Rosemont Technical Report dated April 21, 2006.

(x)	Donald Elkin, BS Geological Engineering was a contributor to the Revised Rosemont Technical Report dated April 21, 2006.

(xi)	Donald Podobnik was a contributor to the Revised Rosemont Technical Report dated April 21, 2006.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts, other than Michael Clarke and James Sturgess who, as officers of the Company, hold stock options, in each case representing less than 1% of the outstanding shares of the Company.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta other than Michael Clark and James Sturgess who are officers of the Company.

ITEM 13:              AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under MI 52-110 companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the exernal auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of the following directors, Robert P. Wares, Michael A. Steeves, and W. Durand Eppler. All are independent and financially literate as defined in Multilateral Instrument 52-110 (“MI 52-110”).

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Steeves, the Chairman of the Audit Committee, is a Chartered Financial Analyst, earned at the University of Virginia, and also earned a MSC from the University of Manitoba. He has had a long career in the mining industry as Senior Mining Analyst for Loewen Ondaatje McCutcheon and Scotia McLeod for six years and latterly as VP / Director Investor Relations for various mining/resource companies for fifteen years, including Glamis Gold Ltd. from 2002 to 2005.

Mr. Wares earned a BSC at McGill University and a P. Geo from the Quebec Order of Geologists. He has been Chairman and Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006 prior to which he was President of Osisko since September 1998. Osisko is listed on the TSX Venture Exchange.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. Newmont is currently the second largest gold mining company worldwide. He earned a BA from Middlebury College and a MS from the Colorado School of Mines.

Reliance on Certain Exemptions

Between January 1, 2006 to August 9, 2006 the Company was a Venture Issuer as that term is defined in NI 52-110 and relied upon the exemption in section 6.1 of NI 52-110 which allows Venture Issuers an exemption from Part 3 (Composition of the Audit Committee) and 5 (Reporting Obligations). On August 10, 2006, the Company obtained a listing on the Toronto Stock Exchange and no longer relies on such exemption.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to C$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees	All Other Fees
2005	$42,000	$10,000	Nil	Nil
2006	$55,000	$64,000	Nil	Nil

(1)	The aggregate audit fees billed.

(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. Services provided include work on the prospectus issued in 2006 as well as the AMEX and TSX listings.

ITEM 14:              ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

(a)        compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review or attest services for the Corporation;

(b)        any independent counsel or other adviser retained by the committee; and

(c)        ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1        Membership.

(a)        The Committee will be comprised of not less than three members of the Board.

(b)        All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the American Stock Exchange (the “AMEX”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)        One of the members of the committee will be an “audit committee financial expert” pursuant to the requirements of the SEC and AMEX (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(d)        No director who serves on the audit committees of more than three public corporations other than the Corporation will be eligible to serve as a member of the committee.

(e)        Each member of the committee will be appointed by the Board on annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i)	the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii)	the death of the member; or

(iii)	the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

(f)        If not appointed by the Board, the chairman of the committee will be elected by the committee from among their number time to time.

(g)        A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

(h)        The secretary of the committee will be such person as may be appointed by the committee.

4.2        Attendance at Meetings.

(a)        The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)        The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)        Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

(d)        The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1        The committee will:

(a)        be directly responsible for:

(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

(ii)	the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

(iv)	if deemed appropriate by the committee, the replacement of the incumbent external auditors;

(b)	consider and oversee the independence of the external auditors, including:

(i)	reviewing the range of services provided in the context of all consulting services bought by the Corporation,

(ii)	requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

(iii)	discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

(iv)	otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)        assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the AMEX;

(d)        be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the Securities Exchange Act of 1934, as amended (the “1934

Act”), and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)        consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)        be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the AMEX;

(g)        establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the AMEX;

(h)        set clear hiring policies for employees or former employees of the Corporation’s external auditors;

(i)        gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)        gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)        review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)        review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)        review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)        review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate;

(o)        review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)        pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)        focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)        review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)        meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)        assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i)	actual financial results for the interim period varied significantly from budgeted or projected results,

(ii)	generally accepted accounting principles have been consistently applied,

(iii)	there are any actual or proposed changes in accounting or financial reporting practices,

(iv)	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)	review, prior to the commencement of each annual audit:

(i)

the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii)	the appropriateness and reasonableness of the proposed audit fee;

(v)        meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)        endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)        obtain regular updates from management and the company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance;

(y)        ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(z)        if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(aa)      review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(bb)      work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(cc)      generally, perform other functions as may be requested from time to time by the Board.

Adopted May 20, 2006